Exhibit 99.1

Four Seasons Education Receives Non-Compliance Letter from NYSE Regarding Holders Requirements

SHANGHAI, February 3, 2025 (PRNewswire) – Four Seasons Education (Cayman) Inc. (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a tourism and education-related service provider in China, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated January 30, 2025 (the “Notice”), notifying the Company that it is no longer in compliance with the minimum stockholder requirement for continued listing on NYSE pursuant to Section 802.01 “Continued Listing Criteria” of the NYSE Listed Company Manual, which requires the Company to maintain a number of total stockholders of not less than 1,200.

In accordance with NYSE listing requirements, the Company has 45 calendar days from the receipt of the Notice to respond with a business plan that demonstrates compliance with this continued listing standard within 18 months of receipt of the Notice. The Company is currently evaluating its available options and developing a plan to regain compliance with Section 802.01.

The Notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE, subject to compliance with other continued listing requirements of the NYSE. The Company is currently in compliance with all other NYSE continued listing standards. The NYSE notification does not affect the Company’s business operations or its SEC reporting requirements.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a service provider of both tourism and education-related services in China. The Company's program, service and product offerings mainly consist of non-academic tutoring programs, school-based tutoring product solutions and training programs for teachers, study camps and learning trips for students, and travel agency services for all age groups.

For more information, please visit https://ir.sijiedu.com.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6177

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com